Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 30, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on March 30, 2007, entitled "Statoil reports for 2006 online today ".

STATOIL REPORTS FOR 2006 ONLINE TODAY

Statoil (OSE:STL, NYSE:STO) is today, 30 March, publishing the online editions of its annual report and accounts and sustainability report for 2006.

These documents are available on the group`s web site at http://www.statoil.com/ir. At the same time an e-mail will be sent to shareholders who have opted to receive the reports electronically.

Printed copies of the annual report and accounts and the sustainability report will be available from 16 April for distribution to all other shareholders registered in the Norwegian Registry of Securities. Other interested parties can use the order form online at www.statoil.com/order.

Further information from:
Investor relations
Lars Troen Sørensen, senior vice president for
investor relations, + 47 90 64 91 44 (mobile), +47
51 99 77 90 (office)
Geir Bjørnstad, vice president for investor
relations USA: +1 (203) 978 69 50 (mobile)

Press
Ola Morten Aanestad, vice president for media
relations, +47 48 08 02 12 (mobile) +47 51 99 13
77 (office)

STATOIL ASA (Registrant)
Dated: March 30, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer